EXHIBIT 4.24

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made effective as of the 12th day of October, 2006, by and between ENER1, INC., a Florida corporation with its offices at 500 West Cypress Creek Road, Suite 100, Ft. Lauderdale, Florida 33309 (the “Corporation”), and AJIT HABBU (the “Executive”).

WHEREAS, the Corporation desires to retain the Executive in the position described herein, and the Executive desires to assume such position, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements made herein, and intending to be legally bound hereby, the Corporation and the Executive agree as follows:

1. Employment; Duties.

(a) Employment and Employment Period. The Corporation will commence the employment of the Executive beginning October 16, 2006 (the “Commencement Date”) and shall continue to employ the Executive until October 16, 2011 (the “Initial Term”). Executive’s employment shall then automatically renew for subsequent one year periods following the termination of the Initial Term or any subsequent term, unless either party gives written notice to the other at least 30 days prior to the termination of such period of its intent not to extend or renew this Agreement. The Initial Term and all subsequent terms are referred to herein as the “Employment Period.”

(b) Offices, Duties and Responsibilities. During the Employment Period, the Executive shall hold the title of Chief Financial Officer of the Corporation, and shall perform the duties commensurate with such position. The Executive’s office shall be at the Corporation’s office in Broward County or Miami-Dade County, Florida.

(c) Devotion to Interests of the Corporation. Except as expressly authorized by the Corporation, until the earlier to occur of (i) the effective date of termination of this Agreement by either the Executive or the Corporation or (ii) the end of the Employment Period, the Executive shall devote substantially all of his business services to the performance of his duties hereunder; provided, however, the Executive shall not be restricted from non-executive service to any charitable organization.

2. Base Compensation and Fringe Benefits.

(a) Base Compensation. The Corporation shall pay the Executive a base salary at the rate of $325,000 per year (“Base Salary”) paid semi-monthly at the Corporation’s normal payroll intervals, with deduction of such amounts as may be required to be withheld under applicable law and regulations. The Base Salary shall not be reduced during the Employment Period. The Corporation shall consider, in its discretion, increasing the Executive’s Base Salary on at least an annual basis, with the first increase being effective January 1, 2008.

(b) Fringe Benefits. The Executive shall be entitled to eligibility for enrollment in the Corporation’s medical, dental, disability and life insurance plans, pension plan, 401(k) and SERP plans, deferred compensation and incentive compensation plans, and all other benefits as the Corporation extends to any of its regular employees, pursuant to the applicable personnel policies of the Corporation. Executive shall be entitled to four (4) weeks paid vacation per year. The Executive shall have a corporate credit/debit card for authorized business use. During the Employment Period the Corporation shall provide the Executive a car allowance paid monthly. During the Employment Period, upon submission of reasonable supporting documentation and in specific accordance with such guidelines as may be established from time to time by the Board, the Executive shall be reimbursed by the Corporation for all reasonable business expenses actually and necessarily incurred by the Executive on behalf of the Corporation in connection with the performance of services under this Agreement, including without limitation, expenses related to commuting to South Florida for four (4) months following the Commencement Date and preceding the Executive’s relocation to South Florida. At no time during the Employment Term shall Executive’s fringe benefits as described in this paragraph be reduced without the Executive’s written consent. The Executive shall be solely responsible for transportation expenses between his home in South Florida after the earlier of four months following the Commencement Date or his relocation to South Florida.

(c) Bonus Compensation. Executive shall be considered annually by the Board of Directors for the award of a cash bonus (the “Annual Bonus”), with a target amount equal to one (1) times the Executive’s then-current Base Salary for reference (such amount, the “Target Bonus”). The actual amount of the Annual Bonus each year may be greater than, less than or equal to the Target Bonus in the reasonable discretion of the Board, and shall be based upon whether Executive fails to meet, meets or exceeds the goals the Board and the Executive mutually agree for each fiscal year. For any year (other than 2006) that does not fall entirely within the Employment Period, the Annual Bonus for that year shall be prorated according to the following formula: (i) the bonus for that entire year, multiplied by (ii) a fraction, (x) the numerator of which shall be the number of days in that year that fell within the Employment Period and (y) the denominator of which shall be 365. The Annual Bonus, if any, shall be paid no later than ninety (90) days after the end of the Corporation’s fiscal year.

(d) Equity Interest.

(1) On the Commencement Date, the Executive will receive (i) an option (the “Option”) to purchase 2,500,000 shares of common stock of the Corporation (the “Common Stock”) at an exercise price equal to fair market value on the date of the option grant. On each of the first and second anniversary of the Commencement Date, the Option will vest as to 750,000 shares of Common Stock. On the third anniversary of the Commencement Date, the Option will vest as to 1,000,000 shares of Common Stock. Executive shall have the right to exercise the Option as to some or all of the shares of Common Stock in which he is vested at any date following vesting.

(2) During the Employment Period and for a period of sixty (60) days following the last day of the Employment Period, at the time of the Executive’s exercise of any options in the Corporation, the Corporation shall pay to the Executive a bonus equal to the amount of the exercise price for such options being exercised to give effect to the parties’ intention that the Executive have a right of “cashless exercise” of the vested Options. All Options granted hereunder shall be granted pursuant to a stock option agreement mutually agreeable to the Executive and the Board and delivered to the Executive within thirty (30) days following the Commencement Date (the “Stock Option Agreement”). All Options issued under this Agreement and under the Stock Option Agreement shall be adjusted for mergers, stock splits, stock spin-offs, reverse stock splits, and similar events. Notwithstanding anything contained herein to the contrary, the Option shall be fully vested, and automatically exercised immediately upon the occurrence of a Liquidity Event (as hereinafter defined). “Liquidity Event” means (i) a merger, (ii) initial public offering, or (iii) a Change In Control (as hereinafter defined). “Change in Control” shall mean (i) a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders (or beneficial owners of the shareholders) of the Corporation immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company, (ii) a liquidation or dissolution of the Corporation, (iii) the sale, lease, exchange or other disposition of all or substantially all of the assets of the Corporation (other than any disposition of assets as a result of the exercise of conversion rights in the Corporation’s financing documents or that result from actions pursuant to pledge agreements securing the Corporation’s debt), or (iv) the acquisition by any person, or any two or more persons acting as a group, and all affiliates of such person or persons, who prior to such time owned less than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors, of additional voting power in one or more transactions, or series of transactions, such that following such transaction or transactions, such person or group and affiliates beneficially owns fifty percent (50%) or more of the combined voting power entitled to vote generally in the election of directors.

(3) Except as specifically provided herein, to the extent permissible under Section 422 of United States Internal Revenue Code (the “Code”) the options shall be incentive stock options, and the Corporation shall take all actions reasonably necessary to establish and maintain a qualified option plan pursuant to which the Options shall be qualified as incentive stock options under the Code.

(e) Payments for Relocation. The Corporation will reimburse the Executive for actual, documented, reasonable costs associated with relocating to Florida, including without limitation transportation of household goods, vehicles and persons, import duties, closing costs, broker fees, and fees for tax preparation and negotiation of this Agreement, not to exceed an aggregate of $85,000. The Executive must relocate to South Florida within ten (10) months of the Commencement Date.

4. Trade Secrets. The Executive shall not use (except for the benefit of the Corporation while employed hereunder) or disclose to anyone any of the Corporation’s trade secrets or other confidential information. The term “trade secrets or other confidential information” includes, by way of example, matters of a technical nature, such as scientific, trade and engineering secrets, “know-how,” formulae, secret processes, recipes or machines, inventions, computer programs (including documentation of such programs) and research projects, and matters of a business nature, such as proprietary information about costs, profits, markets, sales, lists of customers, and other information of a similar nature to the extent not available to the public, and plans for future development. After termination of this Agreement, the Executive shall not use or disclose trade secrets or other confidential information unless such information (a) is or becomes a part of the public domain other than through a breach of this Agreement or (b) is disclosed to the Executive by a third party who is entitled to receive and disclose such information.

5. Return of Documents and Property. Upon the end of the Employment Period or upon the effective date of notice of the Executive’s or the Corporation’s election to terminate this Agreement, the Executive or his personal representatives shall deliver to the Corporation (a) all documents and materials containing trade secrets or other confidential information relating to the business and affairs of the Corporation, and (b) all documents, materials and other property belonging to the Corporation, which in either case are in the possession or under the control of the Executive (or his heirs or personal representatives).

6. Discoveries and Works. All discoveries and works made or conceived by the Executive during his employment by the Corporation, jointly or with others, that relate to the Corporation’s activities shall be owned by the Corporation. The term “discoveries and works” includes, by way of example, inventions, computer programs (including documentation of such programs), technical improvements, processes, drawings and works of authorship. The Executive shall (i) promptly notify, make full disclosure to, and execute and deliver any documents requested by, the Corporation to evidence or better assure title to such discoveries and works in the Corporation, (ii) assist the Corporation in obtaining or maintaining for itself at its own expense United States and foreign patents, copyrights, trade secret protection or other protection of any and all such discoveries and works, and (iii) promptly execute, whether during his employment by the Corporation or thereafter, all applications or other reasonably requested endorsements necessary or appropriate to maintain patents and other rights for the Corporation and to protect its title thereto. Executive claims no inventions, patented or unpatented, conceived or made by him prior to his employment by the Corporation and which should excluded from this Agreement.

7. Termination; Resignation.

(a) Parties’ Rights to Terminate. The Executive may terminate this Agreement by resignation at any time, upon sixty (60) days’ prior written notice (the “Executive’s Notice Period”) or for “Good Reason,” as described in Section 7(c) below, and the Corporation may terminate this Agreement with “Cause,” as defined in Section 7(e) below, or without Cause upon ninety (90) days’ prior written notice (the “Corporation’s Notice Period”).

(b) Termination for Cause; Resignation without Good Reason. In the event the Corporation terminates this Agreement for “Cause” (as defined in Section 7(e) below) or the Executive resigns without “Good Reason,” (as defined in Section 7(d) below), the Executive shall be entitled to payment of all amounts of Base Salary (if the Corporation gives notice within the first six months following the Commencement Date, then the Base Salary obligation is through the end of the six month period from the Commencement Date), accrued but unused vacation, reimbursements for appropriate expenses incurred prior to the termination date, and any other amounts payable under Corporation policy or applicable law that are due or accrued as of the termination date. On the effective date of any termination by the Corporation for “Cause” or the resignation by the Executive without “Good Reason”, all unvested options shall immediately expire; provided, however, all vested Options shall remain vested and subject to exercise; provided, further, that in this case the Executive shall exercise any vested Options within 60 days from the effective date of termination. After the first anniversary of the Commencement Date, on the effective date of any termination by the Corporation without “Cause” or the resignation by the Executive with “Good Reason,” an additional amount of Options will vest in an amount calculated according to the following formula: (i) the amount of Options scheduled at the end of the then current anniversary year, multiplied by (ii) a fraction, (x) the numerator of which shall be the number of days in that year that fell within the Employment Period and (y) the denominator of which shall be 365.

(c) Termination Without Cause or Resignation with Good Reason. If the Corporation terminates the Executive’s employment without Cause or the Executive terminates his employment for Good Reason all vested Options together with all Options which would have vested within ninety (90) days of the effective date of such termination shall become or remain fully vested, as the case may be, and subject to exercise; provided, however, that in this case the Executive shall exercise any vested Options within 60 days from the effective date of termination. In addition, if the Corporation terminates the Executive’s employment without Cause or the Executive terminates his employment for Good Reason, the Corporation shall pay to the Executive the Base Salary (but no bonus) for a period of six (6) months beginning on the effective termination date. Other than as set forth in this paragraph, in no event shall the Corporation pay any severance.

(d) Good Reason. “Good Reason” shall mean (i) a material reduction of the Executive's duties, title, position, reporting status, or responsibilities; (ii) a reduction of the Executive's Base Salary as in effect immediately prior to such reduction; (iii) a material, uncured breach by the Corporation of this Agreement (after receiving notice of such breach and a period of thirty (30) day to cure such breach (the “Executive’s Notice Period”); (iv) material failure by the Corporation to promptly pay Executive’s salary and/or deliver benefits; (v) relocation of Executive’s office to a location outside of Broward County or Miami-Dade County, Florida without the Executive’s prior agreement; or (vi) the Corporation’s failure to maintain D&O insurance having commercially reasonable policy limits and coverage, while the Corporation is publicly traded. During the Executive’s Notice Period, the Corporation shall have the right to cure any action or condition that constitutes Good Reason.

(e) Cause. “Cause” shall mean (i) the continued, willful and deliberate failure of the Executive to accept and cooperate with the lawful actions and initiatives assigned to the Executive by the Board from time to time, provided such duties are consistent with his position, in a manner substantially consistent with the manner prescribed by the Board (other than any such failure resulting from incapacity due to physical or mental illness), (ii) the willful and deliberate engaging by the Executive in misconduct materially and demonstrably injurious to the Corporation, (iii) the conviction of the Executive for commission of a felony, whether or not such felony was committed in connection with the Corporation’s business, or (iv) the circumstances described in Section 8 hereof, in which case the provisions of Section 8 shall govern the rights and obligations of the parties.

8. Disability; Death. (a) If, prior to the expiration or termination of the Employment Period, the Executive shall be unable to substantially perform his duties by reason of disability or impairment of health as determined (by a physician having staff privileges at a private hospital located in Dade County or Broward County, Florida) for at least three consecutive calendar months, the Corporation shall have the right to terminate this Agreement by giving written notice to the Executive to that effect, but only if at the time such notice is given such disability or impairment is still continuing. After giving such notice, (i) the Employment Period shall terminate with the payment of the Executive’s Base Salary for the month in which notice is given and the payment of a pro rata portion of any Annual Bonus that would have been payable to Executive under Section 2(c) had he not become disabled, (ii) all unvested Options (and any other option or restricted stock granted to him) shall, immediately upon such effective date, become fully vested and subject to exercise, and (iii) all of the Executive’s benefits under this Agreement shall terminate, except that the Executive shall receive such accidental disability benefits to which the Executive may be entitled under the plans of the Corporation then in effect. In the event of a dispute as to whether the Executive is disabled within the meaning of this Section 8(a), either party may from time to time request a medical examination of the Executive by a doctor appointed by the Chief of Staff of a hospital selected by mutual agreement of the parties, or as the parties may otherwise agree, and the written medical opinion of such doctor shall establish a presumption as to whether the Executive has become disabled and the date when such disability arose. Such presumption shall become binding and conclusive upon the parties unless, within 20 days of the date of receipt of such written medical opinion, the party disputing such opinion provides a contrary written medical opinion from two doctors appointed by the same Chief of Staff which appointed the first doctor, in which event the opinions of the latter two doctors shall become binding and conclusive upon the parties. The cost of any such medical examinations shall be borne by the Corporation, except that the Executive shall bear the cost of any medical examinations sought in order to rebut a presumption of disability.

(b) If, prior to the expiration or termination of the Employment Period, the Executive shall die, the Corporation shall pay to the Executive’s estate (or to the revocable living trust previously specified by the Executive) his base compensation through the end of the month in which the Executive’s death occurred and a pro rata portion of any bonus (if any) that would have been payable to the Executive under Section 2(c) had his death not occurred, at which time the Employment Period shall terminate without further notice. In addition, all of the Executive’s benefits under this Agreement shall terminate, except that the Executive’s estate shall receive such accidental death benefits to which the Executive may be entitled under the plans of the Corporation then in effect.

9. Intentionally Omitted.

10. Enforcement. The Executive agrees that the Corporation’s remedies at law for any breach or threat of breach by him of the provisions of Sections 4, 5 and 6 hereof will be inadequate, and that the Corporation shall be entitled to pursue an injunction or injunctions (and temporary restraining orders and preliminary injunctions, as the case may be) to prevent breaches of the said provisions and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which the Corporation may be entitled at law or equity.

11. Severability. Should any provision of this Agreement be determined to be unenforceable or prohibited by any applicable law, such provision shall be ineffective to the extent, and only to the extent, of such unenforceability or prohibition without invalidating the balance of such provision or any other provision of this Agreement, and any such unenforceability or prohibition in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12. Assignment. The Executive’s rights and obligations under this Agreement shall not be assignable by the Executive. The Corporation’s rights and obligations under this Agreement shall be assignable by the Corporation, including as incident to the transfer, by merger or otherwise, of all or substantially all of the business of the Corporation. In the event of any such assignment by the Corporation, all rights of the Corporation hereunder shall inure to the benefit of the assignee.

13. Notices. Any notice required or permitted under this Agreement shall be deemed to have been effectively made or given if in writing and personally delivered or mailed properly addressed in a sealed envelope, postage prepaid by certified or registered mail. Unless otherwise changed by notice, notice shall be properly addressed to Executive if addressed to:

Ajit Habbu
3461 Fox Hollow Drive NE
Marietta, GA 30068

and properly addressed to the Corporation if addressed to:

Chairman
Ener1, Inc.
500 West Cypress Creek Road, Suite 100
Ft. Lauderdale, Florida 33309
Email: victor.mendes@ener1group.com

with a copy to:
Ronald Stewart
General Counsel
Ener1, Inc.
500 West Cypress Creek Road, Suite 100
Ft. Lauderdale, Florida 33309
Email: rstewart@ener1.com

14. Award to Prevailing Party in Dispute. In the event either of the parties to this Agreement commences any action or proceeding arising out of, or relating in any way to, this Agreement, the prevailing party shall be entitled to recover, in addition to any other relief awarded to such party, his or its costs, expenses and reasonable attorneys’ fees.

15. Additional Documents to be Executed by the Executive. The obligations of the Corporation under this Agreement shall be subject to the execution and delivery, by the Executive, of the Corporation’s Business Code of Conduct, and other standard in-processing documentation normally required of all incoming employees. The obligations of the Executive thereunder shall be additive and complementary to the Executive’s obligations hereunder.

16.  Indemnification.

(a)  If the Executive is made a party or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that the Executive is or was a director or officer of the Corporation or any subsidiary thereof or is or was serving at the request of the Corporation or any subsidiary thereof as a director, officer, member, employee or agent of another person, the Executive shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the appropriate governing law, as the same exists or may hereafter be amended, against all damages, losses, judgments, liabilities, fines, settlements, and costs, attorneys' fees and any expenses of establishing a right to indemnification under this Agreement (“Expenses”) incurred by the Executive in connection therewith, and such indemnification shall continue after Executive has ceased to be an officer, director, or agent, or is no longer employed by the Corporation and shall inure to the benefit of his heirs, executors and administrators; provided, however, that the Executive shall not be so indemnified for any Proceeding which is adjudicated to have arisen out of his willful misconduct, bad faith, gross negligence or reckless disregard of duty or his failure to act in good faith in the reasonable belief that his action was in the best interests of the Corporation. Expenses incurred by the Executive in connection with any Proceeding shall be paid by the Corporation in advance upon the Executive's request and Executive's delivery of an undertaking to reimburse the Corporation for Expenses with respect to which the Executive is not entitled to indemnification. The right to indemnification and the payment of Expenses incurred in defending a Proceeding in advance of its final disposition hereunder shall not be exclusive of any other right which the Executive may have or hereafter may acquire.

   (b) The Executive shall give the Corporation notice of any claim made against him for which indemnification could be sought under this Agreement, but the failure of the Executive to give such notice shall not relieve the Corporation of any liability the Corporation may have to the Executive except to the extent that the Corporation is prejudiced thereby. In addition, the Executive shall give the Corporation such information and cooperation as it may reasonably require and as shall be within the Executive's power and at such time and places as are convenient for the Executive.

   (c) The Corporation will be entitled to participate in any Proceeding at its own expense and, except as otherwise provided below, the Corporation will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Executive. The Executive also shall have the right to employ his own counsel in such Proceeding if he reasonably concludes that failure to do so would involve a conflict of interest between the Corporation and the Executive, and under such circumstances the fees and expenses of such counsel shall be at the expense of the Corporation.

   (d) The Corporation shall not be liable to indemnify the Executive for any amounts paid in settlement of any claim effected without its written consent. The Corporation shall not settle any claim in any manner which would not include a full and unconditional release of the Executive without the Executive's prior written consent. Neither the Corporation nor the Executive will unreasonably withhold or delay their consent to any proposed settlement.

17.  Miscellaneous. This Agreement constitutes the entire agreement, and supersedes all prior agreements, of the parties hereto relating to the subject matter hereof, and there are no written or oral terms or representations made by either party other than those contained herein. The validity, interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Florida. The headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

18.  Press Releases. During the Term of this Agreement, the Executive shall have a right of approval of all press releases of the Corporation that mention the Executive and shall have a right of approval of all photographs of the Executive that are used in such press releases, which approvals shall not be unreasonably withheld.

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 IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement effective as of the day and year first above written.

ENER1, INC.           EXECUTIVE

By: _/s/ Ronald N. Stewart________   _/s/ Ajit Habbu_______________
Name: Ronald N. Stewart              Ajit Habbu
Title: General Counsel and Secretary